Exhibit 99.1

17 Education & Technology Group Inc. Announces Second Quarter

2025 Unaudited Financial Results

BEIJING, China, September 4, 2025 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the second quarter of 2025.

Second Quarter 2025 Highlights1

•
Net revenues were RMB25.4 million (US$3.5 million), compared with net revenues of RMB67.5 million in the second quarter of 2024.
•
Gross margin was 57.5%, compared with 16.0% in the second quarter of 2024.
•
Net loss was RMB26.0 million (US$3.6 million), compared with net loss of RMB55.7 million in the second quarter of 2024.
•
Net loss as a percentage of net revenues was negative 102.1% in the second quarter of 2025, compared with negative 82.5% in the second quarter of 2024.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB7.1 million (US$1.0 million), was RMB18.9 million (US$2.6 million), compared with adjusted net loss (non-GAAP) of RMB42.6 million in the second quarter of 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 74.3% in the second quarter of 2025, compared with negative 63.1% adjusted net loss (non-GAAP) as a percentage of net revenues in the second quarter of 2024.

First Half 2025 Highlights1

•
Net revenues were RMB47.1 million (US$6.6 million), compared with net revenues of RMB93.0 million in the first half of 2024.
•
Gross margin was 47.7%, compared with 22.1% in the first half of 2024.
•
Net loss was RMB56.9 million (US$7.9 million), compared with net loss of RMB111.8 million in the first half of 2024.
•
Net loss as a percentage of net revenues was negative 120.9% in the first half of 2025, compared with negative 120.2% in the first half of 2024.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB15.6 million (US$2.2 million), was RMB41.3 million (US$5.8 million), compared with adjusted net income (non-GAAP) of RMB85.3 million in the first half of 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 87.7% in the first half of 2025, compared with 91.7% of adjusted net income (non-GAAP) as a percentage of net revenues in the first half of 2024.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “During the quarter, the company advanced its business by continuously optimizing and innovating AI technology across our product portfolios to constantly enhance customer satisfaction and user engagement. We launched the “Yiqi Tongxue” (Together Classmates) intelligent agent, and successfully upgraded AI solutions in Shanghai Minhang District.”

“Leveraging our strong brand endorsements and customer loyalty from our district projects and subscription model, as well as capitalizing on the emerging market opportunities and evolving customer needs, we will continuously strive to explore product innovation and new growth opportunities to extend our reach to a broader customer base, so that we can drive sustainable growth. ” he added.

Ms Sishi Zhou, Acting Chief Financial Officer of the Company commented, “We are pleased to report a healthy financial results for the second quarter of 2025 with top-line growth of 17.3% quarter-on-quarter driven by strong performance in our subscription model business.”

“Our commitment to diligent cost control and operational efficiency has resulted in a 53.4% reduction in net loss on a GAAP basis compared to the same period last year. As we continuously drive innovation and diversification of our product offerings to expand our customer base, we are confident in fostering sustained growth ahead.”

Second Quarter 2025 Unaudited Financial Results

Net Revenues

Net revenues for the second quarter of 2025 were RMB25.4 million (US$3.5 million), representing a year-over-year decrease of 62.4% from RMB67.5 in the second quarter of 2025. This was mainly due to the reduction in net revenues from district-level projects as we prioritize our resources on school-based project which requires longer period of revenue recognition.

Cost of Revenues

Cost of revenues for the second quarter of 2025 was RMB10.8 million (US$1.5 million), representing a year-over-year decrease of 81.0% from RMB56.7 million in the second quarter of 2025, which was mainly due to the decrease in project deliveries for our teaching and learning SaaS offerings during the quarter.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2025 was RMB14.6 million (US$2.0 million), compared with RMB10.8 million in the second quarter of 2024.

Gross margin for the second quarter of 2025 was 57.5%, compared with 16.0% in the second quarter of 2024, which was mainly due to the higher proportion of lower margin mixed deliveries in our teaching and learning SaaS projects in the second quarter of 2024.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended June 30,
	2024		2025			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	16,874	25.0%	13,995	1,954	55.1%	-17.1%
Research and development expenses	23,158	34.3%	12,002	1,675	47.2%	-48.2%
General and administrative expenses	30,934	45.8%	17,066	2,382	67.2%	-44.8%
Total operating expenses	70,966	105.1%	43,063	6,011	169.5%	-39.3%

Total operating expenses for the second quarter of 2025 were RMB43.1 million (US$6.0 million), including RMB7.1 million (US$1.0 million) of share-based compensation expenses, representing a year-over-year decrease of 39.3% from RMB71.0 million in the second quarter of 2024.

Sales and marketing expenses for the second quarter of 2025 were RMB14.0 million (US$2.0 million), including RMB1.9 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 17.1% from RMB16.9 million in the second quarter of 2024. This was mainly due to efficiency improvements in marketing and sales work force compared with the same period last year.

Research and development expenses for the second quarter of 2025 were RMB12.0 million (US$1.7 million), including RMB2.9 million (US$0.4 million) of share-based compensation expenses, representing a year-over-year decrease of 48.2% from RMB23.2 million in the second quarter of 2024. The decrease was primarily due to staff optimization in line with business adjustment and the reduction of share-based compensations compared with the same period last year.

General and administrative expenses for the second quarter of 2025 were RMB17.1 million (US$2.4 million), including RMB2.3 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 44.8% from RMB30.9 million in the second quarter of 2024. The decrease was primarily due to the decrease in the share-based compensation and staff optimization in line with business adjustment.

Loss from Operations

Loss from operations for the second quarter of 2025 was RMB28.5 million (US$4.0 million), compared with RMB60.2 million in the second quarter of 2024. Loss from operations as a percentage of net revenues for the second quarter of 2025 was negative 112.0%, compared with negative 89.2% in the second quarter of 2024.

Net Loss

Net loss for the second quarter of 2025 was RMB26.0 million (US$3.6 million), compared with net loss of RMB55.7 million in the second quarter of 2024. Net loss as a percentage of net revenues was negative 102.1% in the second quarter of 2025, compared with negative 82.5% in the second quarter of 2024.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the second quarter of 2025 was RMB18.9 million (US$2.6 million), compared with adjusted net loss (non-GAAP) of RMB42.6 million in the second quarter of 2024. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 74.3% in the second quarter of 2024, compared with negative 63.1% of adjusted net loss (non-GAAP) as a percentage of net revenues in the second quarter of 2024.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB350.9 million (US$49.0 million) as of June 30, 2025, compared with RMB359.3 million as of December 31, 2024.

Share Repurchase Program

On September 3, 2025, the board of directors of the Company approved a share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its ordinary shares (including in the form of American depositary shares) during a 12-month period starting from September 4, 2025.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Conference Call Information

The Company will hold a conference call on Wednesday, September 3, 2025 at 9:00 p.m. U.S. Eastern Time (Thursday, September 4, 2025 at 9:00 a.m. Beijing time) to discuss the financial results for the second quarter of 2025.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BIf560a2c6d14348d48ab0ed58343340c5.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended June 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1636 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	234,144	231,516	32,318
Restricted cash	49	49	7
Term deposits	125,108	119,373	16,664
Accounts receivable	67,097	27,662	3,861
Prepaid expenses and other current assets	82,513	76,315	10,653
Total current assets	508,911	454,915	63,503
Non-current assets
Property and equipment, net	26,410	25,456	3,554
Right-of-use assets	11,768	11,122	1,553
Other non-current assets	2,428	2,406	336
TOTAL ASSETS	549,517	493,899	68,946
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	104,422	98,500	13,750
Deferred revenue and customer advances, current	40,397	39,567	5,523
Operating lease liabilities, current	6,798	5,917	826
Total current liabilities	151,617	143,984	20,099

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	4,261	4,676	653
TOTAL LIABILITIES	155,878	148,660	20,752
SHAREHOLDERS' EQUITY
Class A ordinary shares	241	243	34
Class B ordinary shares	81	81	11
Treasury stock	(34)	(40)	(6)
Additional paid-in capital	11,070,615	11,083,674	1,547,221
Accumulated other comprehensive income	86,410	81,851	11,426
Accumulated deficit	(10,763,674)	(10,820,570)	(1,510,492)
TOTAL SHAREHOLDERS' EQUITY	393,639	345,239	48,194
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	549,517	493,899	68,946

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	67,491	25,410	3,547
Cost of revenues	(56,707)	(10,798)	(1,507)
Gross profit	10,784	14,612	2,040
Operating expenses (Note 1)
Sales and marketing expenses	(16,874)	(13,995)	(1,954)
Research and development expenses	(23,158)	(12,002)	(1,675)
General and administrative expenses	(30,934)	(17,066)	(2,382)
Total operating expenses	(70,966)	(43,063)	(6,011)
Loss from operations	(60,182)	(28,451)	(3,971)
Interest income	4,389	2,248	314
Foreign currency exchange gain (loss)	84	(44)	(6)
Other income, net	8	301	42
Loss before provision for income tax and income from equity method investments	(55,701)	(25,946)	(3,621)
Income tax expenses	—	(6)	(1)
Net loss	(55,701)	(25,952)	(3,622)
Net loss available to ordinary shareholders of 17	(55,701)	(25,952)	(3,622)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.14)	(0.06)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(7.00)	(3.00)	(0.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	387,986,694	461,000,966	461,000,966

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	2,039	1,929	269
Research and development expenses	3,547	2,872	401
General and administrative expenses	7,526	2,261	316
Total	13,112	7,062	986

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(55,701)	(25,952)	(3,622)
Share-based compensation	13,112	7,062	986
Income tax effect	—	—	—
Adjusted net loss	(42,589)	(18,890)	(2,636)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	92,992	47,078	6,572
Cost of revenues	(72,406)	(24,633)	(3,439)
Gross profit	20,586	22,445	3,133
Operating expenses (Note 1)
Sales and marketing expenses	(35,661)	(27,008)	(3,770)
Research and development expenses	(42,239)	(24,594)	(3,433)
General and administrative expenses	(65,779)	(33,167)	(4,630)
Total operating expenses	(143,679)	(84,769)	(11,833)
Loss from operations	(123,093)	(62,324)	(8,700)
Interest income	9,526	4,924	687
Foreign currency exchange gain (loss)	244	(111)	(15)
Other income, net	1,545	621	87
Loss before provision for income tax and income from equity method investments	(111,778)	(56,890)	(7,941)
Income tax expenses	—	(6)	(1)
Net loss	(111,778)	(56,896)	(7,942)
Net loss available to ordinary shareholders of 17	(111,778)	(56,896)	(7,942)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.29)	(0.12)	(0.02)
Net loss per ADS (Note 2)
Basic and diluted	(14.50)	(6.00)	(1.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	387,776,710	461,652,947	461,652,947

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,065	4,022	561
Research and development expenses	7,327	5,269	736
General and administrative expenses	15,108	6,317	882
Total	26,500	15,608	2,179

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(111,778)	(56,896)	(7,942)
Share-based compensation	26,500	15,608	2,179
Income tax effect	—	—	—
Adjusted net loss	(85,278)	(41,288)	(5,763)